UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 11 )*


                         AMCOL International Corporation
                                (Name of Issuer)

                                  Common Stock
                          (Tide of Class of Securities)


                                    02341W
                                 (CUSIP Number)


             (Due of Event Which Requires Filing of this Statement)

Check the box to designate the rule pursuant to which this Schedule is filed:

G  Rule 13d-l(b)

G  Rule 13d-l(c)

G  Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 CUSIP         No          02341W

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     William D. Weaver

2.   Check the  Appropriate  Box if a Member of a Group (See  Instructions)

     Not Applicable

     (a)

     (b)

3.   SEC Use Only


4.   Citizenship or Place Organization United States of America


                                   5.  Sole Voting Power
Number of                               743,548
Shares
Beneficially
Owned by                           6.  Shared Voting Power
Each                                    3,428,191
Reporting
Person
With:
                                   7. Sole Dispositive Power
                                       743,548

                                   8.  Shared Dispositive Power
                                        3,428,191

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,171,739

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     Not  Applicable

11.  Percent of Class Represented by Amount in Row (9)

     15.53%

12.  Type of Reporting Person (See Instructions)

     IN

Item 1.

     (a)  Name of Issuer

          AMCOL International Corporation

     (b)  Address of Issuer's Principal Executive Offices

          One  North Arlington
          1500 West Shure Drive
          Arlington Heights, Illinois 60004-1434

Item 2.

     (a)  Name of Person Filing

          William D. Weaver

     (b)  Address of Principal Business Office or, if none, Residence

          One North Arlington
          1500 West Shure Drive
          Arlington Heights, Illinois 60004-1434

     (c)  Citizenship

          United States of America

     (d)  Title of Class of Securities

          Common Stock

     (e)  CUSIP Number

          02341W

Item 3. Not Applicable

Item 4. Ownership.

     (a)  Amount beneficially owned:4,171,739

     (b)  Percent of class: 15.53%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote _ 743,548

          (ii) Shared power to vote or to direct the vote 3,428,191

          (iii) Sole power to dispose or to direct the disposition of 743,548

          (iv) Shared power to dispose or to direct the disposition of 3,428,191

Item 5. Ownership Five Percent or Lessor of a Class

          Not  Applicable


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Of the 4,171,739 shares beneficially owned by the Reporting Person, 326,440 are owned by Virginia O. Weaver, wife of the Reporting Person; of such 326,440 shares, 218,550 shares are held in her Living Trust account, 6,450 shares are held directly by her, 56,440 shares are held by her as Trustee for her grandchildren; and 45,000 shares are held by her as Trustee for the William Osborne Trust. 675,342 shares are held in the Reporting Person=s Living Trust account. 24,906 shares are held directly by the Reporting Person. 3,101,751 shares are held by the Reporting Person as Co-Trustee for the Paul Bechtner Trust. 43,300 shares are held by the Reporting Person as Trustee for the Weaver Family Remainder Charitable Unitrust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not  applicable

Item 8. Identification and Classification of Members of the Group

        Not  applicable

Item 9. Notice of Dissolution of Group

        Not Applicable

Item 10. Certification

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 11, 1999
                                                    Date


                                             /s/ William D. Weaver